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SEC FILE NUMBER
000-27377

CUSIP NUMBER
929251106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
W Holding Company, Inc.

Full Name of Registrant

Former Name if Applicable

19 West McKinley Street

Address of Principal Executive Office (Street and Number)
Mayaguez, Puerto Rico 00680

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
The delay is due to the need for additional time to complete W Holding Company, Inc.’s (the “Company”) previously announced restatement of the financial statements of the Company and the audit of its financial statements for the fiscal year ended December 31, 2008. As previously reported on the Company’s Current Report on Form 8-K filed on January 30, 2009, the Company determined not to reappoint Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2008 and instead, as of January 28, 2009, the Company engaged BDO Seidman, LLP (“BDO Seidman”) as its independent registered public accounting firm for the audit of the Company’s fiscal year 2008 financial statements. As a result of the Company’s focus on the restatement and the recent appointment of BDO Seidman, the Company is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, without unreasonable effort or expense.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Norberto Rivera	(787)	834-8000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Registrant did not timely file its Quarterly Reports on Form 10-Q for the periods ended June 30, and September 30, 2007, and March 31, June 30, and September 30, 2008 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Annual Report”).
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.
Due to the recent change in the Company’s independent registered public accounting firm, the Company needs additional time to complete the audit of its 2008 financial statements. Although such results have not been fully determined at this time, based on its most recent unaudited financial data, the Company expects a significant change in its results of operations for 2008 compared to 2007. The following table provides preliminary unaudited summary financial data for the fiscal year ended December 31, 2008 and comparative data for 2007.

	Year Ended December 31,
	2008	2007
	(UNAUDITED FINANCIAL DATA)
	(In Millions)
Interest Income	$824	$1,070
Interest Expenses	666	785

Net Interest Income	158	285
Provision for Loan Losses	(43)	(278)
Noninterest Income	49	48
Noninterest Expenses	(173)	(163)

Loss before Income Taxes	(9)	(108)
Income Tax Credits	37	40

Net Income (Loss)	$28	$(68)

As shown above, preliminary unaudited net income for the year ended December 31, 2008, was $28 million, compared to a net loss of $68 million for year 2007, an increase of $96 million. The increase in net income for the year ended December 31, 2008 was mainly due to a decrease of $235 million in the provision for loan losses and to negotiated tax agreements with local and federal authorities that yielded a benefit of $33 million during 2008. These effects were partially offset by a decrease in net interest income of $127 million due to decreases in volume and rates on net interest-earning assets and an increase of $10 million in noninterest expenses, mainly as a result of increases in legal, accounting and consulting fees, and deposit insurance premiums and supervisory examination expenses. During 2008, Westernbank sold certain land lots originally held for future branch development and recognized a gain on sale of $14.7 million.
The information for fiscal year 2008 set forth above is unaudited and should be considered preliminary, and is subject to change pending completion of the audit for 2008. Actual results may differ materially.

W Holding Company, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2008	By	/s/ Norberto Rivera

		Name:	Norberto Rivera
		Title:	Chief Accounting Officer
      Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).